UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-35224

XUNLEI LIMITED

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

Xunlei Limited (the “Company”) issued a press release announcing its unaudited results for the quarter ended June 30, 2014 on August 21, 2014 (the “Second Quarter 2014 Release”), and the press release was attached as Exhibit 99.1 to the Company’s Form 6-K originally submitted to the Securities and Exchange Commission on August 21, 2014 (the “August 2014 Form 6-K”). This Amendment No. 1 to the current report on Form 6-K of Xunlei Limited is being furnished to correct the Company’s net income (loss) attributable to common shareholders, loss per share (basic and diluted) and loss per ADS (basic and diluted) information contained in the Second Quarter 2014 Release to reflect the deduction of acceleration of amortization of the beneficial conversion feature of the Company’s Series E preferred shares upon IPO of US$49 million from net income (loss) attributable to common shareholders for the quarter ended June 30, 2014, which deduction was omitted from the Second Quarter 2014 Release previously attached to the August 2014 Form 6-K. The Company also amends the Non-GAAP net income (loss) attributable to common shareholders, non-GAAP loss per share (basic and diluted) and non-GAAP loss per ADS (basic and diluted) accordingly. The impact on the unaudited condensed consolidated statements of income and non-GAAP results is summarized below:

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)	Three months ended June 30, 2014
Net income/(loss) attributable to common shareholders, as previously furnished	(52,627)
Less: Acceleration of amortization of beneficial conversion feature of Series E upon IPO	(49,346)
Net income/(loss) attributable to common shareholders, as corrected	(101,973)

Loss per share for common shareholders – basic and diluted, as previously furnished	(0.84)
Loss per share for common shareholders – basic and diluted, as corrected	(1.63)

Loss per ADS for common shareholders – basic and diluted, as previously furnished	(0.84)
Loss per ADS for common shareholders – basic and diluted, as corrected	(1.63)

Non-GAAP net income/(loss) attributable to common shareholders, as previously furnished	(58,425)
Less: Acceleration of amortization of beneficial conversion feature of Series E upon IPO	(49,346)
Add: Acceleration of amortization of beneficial conversion feature of Series E upon IPO	49,346
Deemed dividend to preferred shareholders upon IPO	32,807
Non-GAAP net income/(loss) attributable to common shareholders, as corrected	(25,618)
Non-GAAP loss per share for common shareholders – basic and diluted, as previously furnished	(0.93)
Non-GAAP loss per share for common shareholders – basic and diluted, as corrected	(0.41)

Non-GAAP loss per ADS for common shareholders – basic and diluted, as previously furnished	(4.65)
Non-GAAP loss per ADS for common shareholders – basic and diluted, as corrected	(2.05)

The correction of error does not have an impact on the unaudited condensed consolidated balance sheets. Net income (loss) attributable to Xunlei Limited for the quarter ended June 30, 2014 remained unchanged. Except for the matter described above, this Form 6-K/A does not contain any other changes to the August 2014 Form 6-K.

This Form 6-K/A also contains Xunlei Limited’s press release announcing its proposed strategic divestment of Xunlei Kankan, issued on March 31, 2015, which is attached as Exhibit 99.2 herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XUNLEI LIMITED

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: April 2, 2015

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release Announcing Unaudited Results for the Quarter ended June 30, 2014 (Amended)

Exhibit 99.2	Press Release Announcing Strategic Divestment of Xunlei Kankan

Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER 2014

& ACCOUNCES PERSONAL STORAGE INITIATIVE

Shenzhen, China, August 20, 2014 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the quarter ended June 30, 2014.

Second Quarter 2014 Financial Summary

•	Total revenues were US$45.8 million, an 11.1% increase from the previous quarter and a 2.3% decrease from the corresponding period in 2013.

•	Subscription revenues were US$25.3 million, a 1.8% increase from the previous quarter and a 20.3% increase from the corresponding period in 2013.

•	Operating loss was US$2.3 million, as compared to an operating loss of US$1.2 million from the previous quarter and an operating income of US$6.3 million from the corresponding period in 2013.

•	Non-GAAP operating loss[1] was US$0.2 million, same as the previous quarter and as compared to a non-GAAP operating income of US$6.7 million in the corresponding period in 2013.

•	Net income attributable to Xunlei was US$9.3 million, compared to US$0.3 million from the previous quarter and US$5.8 million from the corresponding period in 2013.

•	Non-GAAP net income attributable to Xunlei was US$3.5 million, compared to US$1.2 million from the previous quarter and US$6.0 million from the corresponding period in 2013.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented: “We are delighted to report our quarterly results for the first time since our initial public offering (“IPO”), which in itself represents a major milestone for our company. Our results were in line with our expectation. We saw sequential and year-over-year growth in paying subscribers and subscription revenues, and sequential growth in total revenues,” said Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei. “As we begin this exciting new chapter, we are also happy to report strong progress on our mobile initiatives and a strengthening relationship with Xiaomi, especially our thorough integration with MIUI V6.

“In connection with our mobile efforts, we also entered into advanced discussions with Kingsoft Corporation regarding the acquisition of Kuaipan Personal, its personal storage business. We see this as an opportunity to further cement Xunlei into the mobile ecosystem of Xiaomi and its users, and increase the monetization potential of our efforts towards an efficient use of idle bandwidth and storage.”

“Xunlei is uniquely positioned to perform an important role in content delivery, across multiple devices, in the internet ecosystem. We will continue to leverage our technology platform to extend our presence in mobile internet, and the modern living room.”

Mr. Tom Wu, Chief Financial Officer of Xunlei, commented on the results. “During the second quarter, we were pleased to see sequential and year-over-year growth in our subscriber base and our subscription revenues. As expected, we saw a year-over-year decline in advertising revenues, as a result of reductions in content acquisition in 2013 and the early part of 2014. Going forward, we expect some near term pressure on the subscriber base as a result of increased government regulation of internet content.”

[1]	Non-GAAP financial measures in this release exclude share-based compensation expenses, gain/loss on fair value change of warrants liabilities, acceleration of amortization of the beneficial conversion feature of Series E preferred shares upon IPO and deemed dividend to preferred shareholders upon IPO. See “About Non-GAAP Financial Measures” at the end of this release.

Second quarter 2014 results

Total Revenues

Total revenues were US$45.8 million2, an 11.1% increase from the first quarter, and a 2.3% decrease from the corresponding period in 2013. Subscription revenues increased both sequentially and year-over-year due to a growth in paying subscribers. This was partially offset by a decrease in revenues from online advertising and other internet value-added services. As expected, revenues were negatively impacted by the pilot value-added tax (“VAT”) reform program, changing sales tax from a business tax to a VAT for telecommunications industries in this quarter. Without this change, total revenues would have been US$46.4 million.

Subscription: Revenues from subscriptions were US$25.3 million, an increase of 20.3% year-over-year and 1.8% sequentially. This was mainly driven by an increase in the number of subscribers from 4.4 million as of June 30, 2013 to 5.3 million3 as of June 30, 2014, representing an increase of 19.2% year-over-year and 2.2% sequentially.

Online advertising: Revenues from online advertising were US$10.0 million, a 32.5% increase sequentially but a decrease of 26.2% year-over-year from US$13.5 million for the same period in 2013. Advertisers’ average spending per advertiser increased this quarter, but this was offset by a decrease in the number of advertisers.

Other internet value-added services: Revenues from other internet value-added services were US$10.5 million, a decrease of 14.7% year-over-year from US$12.3 million for the corresponding period in 2013, and was primarily driven by the decline in client game revenues, despite the growth in web game revenues.

Cost of Revenues

Cost of revenues was US$24.8 million, representing a 14.6% increase from US$21.7 million for the same period in 2013. This increase in cost of revenues was mainly due to the increase in bandwidth costs as a result of the growth in subscription services.

Bandwidth costs: Bandwidth costs were US$10.9 million, an increase of 31.5% from US$8.3 million for the same period in 2013. This was primarily due to increased acceleration services provided.

Content costs: Content costs were US$8.5 million, an increase of 9.6% from US$7.8 million for the same period in 2013. This was mainly caused by the increase in video content purchase.

Gross Profit and Gross Margin

Gross profit for the quarter was US$19.9 million, a 15.2% decrease from US$23.5 million in the same period last year. Gross margin was 43.6%, down from 50.2% in the second quarter 2013, primarily because bandwidth costs and content costs increased as a percentage of revenues.

[2]	Total revenues would have been US$46.4 million if no changes from business tax to value-added tax which took place within the quarter.
[3]	including 0.3 million subscribers on temporary suspensions this quarter, which were not factored into revenues for this quarter but remain to be paying subscribers once suspension is terminated.

Operating Expenses

Total operating expenses for the quarter were US$22.4 million, representing an increase of 30.6% from US$17.1 million in the same period last year. This was primarily due to staff cost increases.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$6.4 million, accounting for 13.9% of total revenues, a slight increase from 13.2% in same period last year.

General and administrative expenses

General and administrative expenses for the quarter were US$7.4 million, representing 16.2% of total revenues and an increase from 9.3% in same period last year. This was primarily driven by an increase in staff costs, including share-based compensation expenses.

Research and development expenses

Research and development expenses for the quarter were US$8.6 million, accounting for 18.8% of total revenues as compared to 14.1% from the same period last year. The increase was mainly due to the rise in R&D staffs’ salaries and the number of headcounts.

Operating Loss

Operating loss in the second quarter of 2014 was US$2.3 million, compared with an operating income of US$6.3 million in the corresponding period of 2013. Non-GAAP operating loss was US$0.2 million, as compared to the non-GAAP operating income of US$6.7 million in the corresponding period in 2013.

Net Income and EPS

Net income attributable to Xunlei was US$9.3 million in the second quarter of 2014, representing an increase of 58.9% from the corresponding period of 2013. Non-GAAP net income attributable to Xunlei was US$3.5 million in the second quarter of 2014, as compared to US$6.0 million from the corresponding period in 2013.

Diluted loss per ADS in the second quarter of 2014 was US$8.15. Non-GAAP diluted loss per ADS in the second quarter of 2014 was US$2.05.

Cash Balance

As of June 30, 2014, the Company had cash, cash equivalents and short-term investments of US$464.1 million, compared with US$134.9 million as of December 31, 2013. The increase was due to private financing in 2014 as well as the company’s recent IPO.

Advanced Discussions with Kingsoft Corporation regarding Kuaipan

The Company is in advanced discussions with Kingsoft Corporation Limited whereby Xunlei will acquire the business and assets in relation to Kuaipan Personal. We expect to enter into a binding legal document in the upcoming weeks, whereby Xunlei would acquire Kuaipan for an aggregate cash consideration of US$33 million. The transaction is subject to board approval and is expected to be closed in September. Kuaipan is a provider of cloud storage for Xiaomi’s mobile users. Xunlei will leverage its acceleration technology to improve Kuaipan user experience and provide an even higher level of speed and service for paying users.

Outlook

We remain optimistic regarding the progress of our mobile initiatives, and look to the potential acquisition of Kuaipan and deeper integration with Xiaomi as its key drivers. However, in the near term, we expect our PC-based download acceleration subscriptions to decline as a result of increased government scrutiny of internet content in China, which we expect to have a negative impact on our subscription revenues.

In April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on internet content in China. As a result, various websites were subject to penalties and in some cases outright suspension of website operations. The Company conducted an internal compliance investigation to ensure that the content transmitted by its products is in compliance with the standards set out by the authorities. As a result, the Company has deleted over 1.7 million cached files, and added over seven thousand key words to its automatic keyword filtration system. The Company is continuing compliance efforts in response to the government’s internet content campaign and is seeing a reduction in the number of total subscribers in July and August. In addition, the company has permitted temporary suspension of services by about 250,000 existing subscribers.

Guidance For Third Quarter 2014

For the third quarter of 2014, Xunlei estimates total revenues to be between US$47 million to US$51 million, the midpoint of the range representing a quarter-over-quarter growth of 7.0%. Without the VAT reform related impact, the total revenues for the third quarter of 2014 is expected to be between US$48.5 million to US$52.5 million. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 am US Eastern Time (5:00 am US Pacific Time/8:00 pm Beijing/Hong Kong Time) on August 21, 2014, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-1200-654
Hong Kong:	800-903-737
United States:	1-855-500-8701
International:	+65-6723-9385
Passcode:	8355 4156

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-6322-162
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	8355 4156
Replay End Date:	September 4, 2014

About Xunlei

Xunlei Limited (“Xunlei”) is one of the top 10 largest Chinese internet companies, with an average of approximately 310 million monthly unique visitors in June, 2014, according to iResearch. Xunlei is the No. 1 acceleration product provider in China as measured by market share in June 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

IR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and the “Outlook” section in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; and the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP net income/(loss) attributable to common shareholders, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of these non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses, gain/loss on fair value change of warrants liabilities, acceleration of amortization of the beneficial conversion feature of Series E preferred shares upon IPO and deemed dividend to preferred shareholders upon IPO which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31, 2013	June 30, 2014
	US$	US$
	(Audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	93,906	460,257
Short-term investments	40,993	3,872
Accounts receivable, net	35,275	31,703
Deferred tax assets	1,185	1,594
Due from related parties	85	722
Prepayments and other current assets	6,319	9,049
Copyrights related to content, current portion	16,018	14,409

Total current assets	193,781	521,606

Non-current assets:
Long-term investments	2,949	3,889
Deferred tax assets, non-current	9,430	11,306
Property, equipment and software	20,208	20,198
Intangible assets	11,958	10,653
Prepayment for content	3,149	2,089
Other long-term prepayments and receivables	2,928	4,639

Total assets	244,403	574,380

Liabilities
Current liabilities:
Accounts payables	39,820	41,051
Due to a related party	225	113
Deferred revenue, current portion	29,352	29,876
Income tax payable	2,581	2,939
Accrued liabilities and other payables	33,407	27,116

Total current liabilities	105,385	101,095

Non-current liabilities:
Deferred revenue, non-current portion	2,610	1,505
Deferred government grant	6,580	5,726
Deferred tax liability, non-current portion	8,074	9,903
Warrants liabilities	2,186	—
Due to related parties, non-current portion	—	4,037
Other long-term payable	—	788

Total liabilities	124,835	123,054

Commitments and contingencies
Mezzanine equity	40,290	—
Equity
Series C convertible non-redeemable preferred shares	1	—
Series B convertible non-redeemable preferred shares	8	—
Series A-1 convertible non-redeemable preferred shares	9	—
Series A convertible non-redeemable preferred shares	7	—
Common shares	15	81
Additional paid-in-capital	61,634	442,065
Treasury shares	2	6
Accumulated other comprehensive income	6,003	5,073
Statutory reserves	4,478	4,478
Retained earnings	7,037	—

Total Xunlei Limited’s shareholders’ equity	79,194	451,703
Non-controlling interests	84	(377)

Total liabilities, mezzanine equity and shareholders’ equity	244,403	574,380

XUNLEI LIMITED

Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of rebates and discounts	46,845	41,190	45,774
Business taxes and surcharges	(1,692)	(1,192)	(1,018)

Net revenues	45,153	39,998	44,756
Cost of revenues	(21,653)	(23,864)	(24,819)

Gross profit	23,500	16,134	19,937
Operating expenses
Research and development expenses	(6,612)	(7,079)	(8,602)
Sales and marketing expenses	(6,170)	(5,027)	(6,369)
General and administrative expenses	(4,353)	(6,068)	(7,414)

Total operating expenses	(17,135)	(18,174)	(22,385)

Net (loss)/gain from exchange of content copyrights	(26)	826	164

Operating income/(loss)	6,339	(1,214)	(2,284)

Interest income	283	387	1,702
Interest expense	—	—	(44)
Other income, net	613	1,123	9,842
Share of income/(loss) from equity investee	155	(126)	(88)

Income/(loss) before income tax	7,390	170	9,128
Income tax expense	(1,587)	(62)	(113)

Net income/(loss)	5,803	108	9,015
Less: net (loss)/income attributable to non-controlling interest	(23)	(219)	(243)

Net income/(loss) attributable to Xunlei	5,826	327	9,258

Allocation of net income to participating preferred shareholders	(3,060)	—	—
Contingent beneficial conversion feature of Series C to a Series C shareholder	—	(57)	—
Deemed dividend to Series D shareholder from its modification	—	(279)	—
Accretion of Series D to convertible redeemable preferred shares redemption value	(1,072)	(1,153)	(717)
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(2,525)	(10,229)
Amortization of beneficial conversion feature of Series E	—	(933)	(3,206)
Acceleration of amortization of beneficial conversion feature of Series E upon IPO	—	—	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	—	—	(14,926)
Deemed dividend to preferred shareholders upon IPO	—	—	(32,807)

Net income/(loss) attributable to common shareholders	1,694	(4,620)	(101,973)

Earnings/(loss) per share for common shares
Basic	0.03	(0.08)	(1.63)
Diluted	0.02	(0.08)	(1.63)
Earnings/(loss) per ADS
Basic	0.15	(0.40)	(8.15)
Diluted	0.10	(0.40)	(8.15)
Weighted average number of common shares outstanding:
Basic	61,447,372	61,447,372	62,597,040
Diluted	75,958,003	61,447,372	62,597,040
Weighted average number of ADSs outstanding:
Basic	12,289,474	12,289,474	12,519,408
Diluted	15,191,601	12,289,474	12,519,408

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	US$	US$	US$
GAAP operating income/(loss)	6,339	(1,214)	(2,284)
Share-based compensation expenses	377	1,062	2,069
Non-GAAP operating income/(loss)	6,716	(152)	(215)

GAAP net income	5,803	108	9,015
Share-based compensation expenses	377	1,062	2,069
Gain on fair value changes of warrants liabilities	(253)	(187)	(7,867)
Non-GAAP net income	5,927	983	3,217

Net income/(loss) attributable to Xunlei	5,826	327	9,258
Share-based compensation expenses	377	1,062	2,069
Gain on fair value changes of warrants liabilities	(253)	(187)	(7,867)
Non-GAAP net income attributable to Xunlei	5,950	1,202	3,460

Net income/(loss) attributable to common shareholders	1,694	(4,620)	(101,973)
Share-based compensation expenses	377	1,062	2,069
Gain on fair value changes of warrants liabilities	(253)	(187)	(7,867)
Acceleration of amortization of beneficial conversion feature of Series E upon IPO	—	—	49,346
Deemed dividend to preferred shareholders upon IPO	—	—	32,807
Non-GAAP net income/(loss) attributable to common shareholders	1,818	(3,745)	(25,618)

GAAP earnings/(loss) per share for common shares:
Basic	0.03	(0.08)	(1.63)
Diluted	0.02	(0.08)	(1.63)

GAAP earnings/(loss) per ADSs:
Basic	0.15	(0.40)	(8.15)
Diluted	0.10	(0.40)	(8.15)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.03	(0.06)	(0.41)
Diluted	0.02	(0.06)	(0.41)

Non-GAAP earnings per ADSs:
Basic	0.15	(0.30)	(2.05)
Diluted	0.10	(0.30)	(2.05)

Weighted average number of common shares outstanding:
Basic	61,447,372	61,447,372	62,597,040
Diluted	75,958,003	61,447,372	62,597,040

Weighted average number of ADSs outstanding:
Basic	12,289,474	12,289,474	12,519,408
Diluted	15,191,601	12,289,474	12,519,408

Exhibit 99.2

Press Release

Xunlei Announces Strategic Divestment of Xunlei Kankan

SHENZHEN, China, March 31, 2015 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced that it has entered into a legally binding framework agreement with Beijing Nesound International Media Corp., Ltd. (“Nesound”), an independent third party, to sell the Company’s entire stake in its online video streaming platform, Xunlei Kankan.

The Company intends to sell Xunlei Kankan for a consideration of RMB130 million. Xunlei’s Board approved the transaction after considering the benefits of the transaction to the Company and its shareholders. The Company believes that the divestment of Xunlei Kankan is consistent with Xunlei’s new strategic focus on streamlining existing non-core and unprofitable businesses so as to devote sufficient management attention to execute strategies on mobility and Project Crystal. The completion of the transaction is subject to the signing of a definitive purchase agreement and fulfilling closing conditions contained therein, which may include the completion of a specific research and development project, the transfer of domain name and other assets and businesses of Xunlei Kankan, and the application for the transfer of permits and licenses required for Xunlei Kankan’s operations. If the transaction fails to close due to the fault of either Xunlei or Nesound, including the failure to meet closing conditions, the responsible party shall be liable to pay an additional fee of RMB52 million.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, stated: “I am pleased that the Board has unanimously approved the sale of Kankan as part of our initiative to streamline existing businesses and to focus on our continued transition to mobile internet, which we expect will offer our employees and our investors with exciting future prospects.”

“As I mentioned in our last earnings call, we are convinced that it is necessary to respond to changing environment, technical innovation and more diverse customer expectations with a bold new beginning. Xunlei will tap the growth potential created by its transformation from a primarily PC-based company to a mobile internet company, which we believe to be critical to our long term growth,” added Mr. Zou.

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in December 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “estimates” and similar statements. Among other things, the management’s quotations regarding the agreement and the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Website: http://www.xunlei.com/about/

Fleishman-Hillard

Email: hkg.xnet@fleishman.com